UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Exceed Company Ltd.

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G32335

(CUSIP Number)

Shuipan Lin Shuli Chen Tiancheng Int'l Investment Group Limited No. 103, Qiancanggong Road, Huatingkou Village Chendai Town, Jinjiang City Fujian Province, P.R.China +(86) 595 3630 6888

Victory Summit Investments Limited

New Horizon Capital Partners III, Ltd.

New Horizon Capital Partners, Ltd.

New Horizon Capital III, L.P.

New Horizon Capital, L.P.

Windtech Holdings Limited

Wisetech Holdings Limited

PO Box 314, 3rd Floor, 18 Fort Street

George Town, Grand Cayman

KY1-1104, Cayman Islands

+(345) 749 8630

Jinlei Shi RichWise International Investment Group Limited Room 4101, Landmark, 4028 Jintian Road Futian District Shenzhen, P.R.China +(86) 755 8283 9998	Weixin Zhuang HK Haima Group Limited Room 18 Unit A 14/F, Shun On Commercial Building 112-114 Des Voeux Road Central Hong Kong +(852) 8131 2057
Dongdong Ding No. 109, Qiancanggong Road, Huatingkou Village Chendai Town, Jinjiang City Fujian Province, People's Republic of China +(86) 595 3630 6888	Zenghong Liu Eagle Rise Investments Limited Room 2303, No. 12 Building 6 Dingtaifenghua, Qianhai Road Nanshan District Shenzhen, P.R.China +(86) 755 8283 9998

With a copy to: Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Shuipan Lin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,822,986
	8.	SHARED VOTING POWER 2,037,053
	9.	SOLE DISPOSITIVE POWER 12,822,986
	10.	SHARED DISPOSITIVE POWER 2,037,053
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,860,039 (1) (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.0% (3)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Includes the 2,037,053 Ordinary Shares beneficially owned by Shuli Chen.

(3) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Tiancheng Int'l Investment Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,037,053
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,037,053
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,037,053 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Shuli Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,037,053
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,037,053
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,037,053 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: RichWise International Investment Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,907,180
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,907,180
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,907,180 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Jinlei Shi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,907,180
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,907,180
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,907,180 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Windtech Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,374,670
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,374,670
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,670 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,374,670
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,374,670
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,670 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (2)
14.	TYPE OF REPORTING PERSON PN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital Partners III, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,374,670
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,374,670
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,670 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Wisetech Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,583,114
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,583,114
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,114 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,583,114
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,583,114
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,114 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (2)
14.	TYPE OF REPORTING PERSON PN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital Partners, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,583,114
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,583,114
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,114 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Victory Summit Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,957,784
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,957,784
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,957,784 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: HK Haima Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,018,527
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,018,527
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,527 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Weixin Zhuang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,018,527
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,018,527
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,527 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Dongdong Ding
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 100,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 100,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Eagle Rise Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 300,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 300,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Zenghong Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 300,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 300,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of December 2, 2013 as provided by the Company.

INTRODUCTORY NOTE

This Schedule 13D (this “Schedule 13D”) is filed jointly by Shuipan Lin (“Mr. Lin”), Shuili Chen ("Ms. Chen"), Tiancheng Int'l Investment Group Limited (“Tiancheng”), Victory Summit Investments Limited (“Victory Summit”), New Horizon Capital Partners III, Ltd. ("NH Capital III"), New Horizon Capital Partners, Ltd. ("NH Capital"), New Horizon Capital III, L.P. ("NH III"), New Horizon Capital, L.P. ("NH"), Windtech Holdings Limited ("Windtech"), Wisetech Holdings Limited ("Wisetech"), Jinlei Shi ("Mr. Shi"), RichWise International Investment Group Limited ("RichWise"), Weixin Zhuang ("Ms. Zhuang"), HK Haima Group Limited ("Haima"), Dongdong Ding (“Mr. Ding”), Zenghong Liu (“Mr. Liu”) and Eagle Rise Investments Limited (“Eagle Rise”, together with Mr. Lin, Ms. Chen, Tiancheng, Victory Summit, NH Capital III, NH Capital, NH III, NH, Windtech, Wisetech, Mr. Shi, Richwise, Ms. Zhuang, Haima, Mr. Ding and Mr. Liu, the “Reporting Persons”). With respect to Mr. Lin, this Schedule 13D represents Amendment No. 2 to the original statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2011 and August 20, 2013, respectively, by Mr. Lin with respect to Exceed Company Ltd. (the “Company”). With respect to Windtech, Wisetech, NH III and NH (together with Victory Summit, NH Capital III and NH Capital, the "NH Group"), this Schedule 13D represents Amendment No. 2 to the original statement on Schedule 13D filed with the SEC on December 1, 2009 and August 20, 2013, respectively, by Windtech, Wisetech, NH III and NH with respect to the Company. With respect to Ms. Chen, Tiancheng, Mr. Shi, RichWise, Ms. Zhuang and Haima, this Schedule 13D represents Amendment No. 1 to the original statement on Schedule 13D filed with the SEC on August 20, 2013 by Ms. Chen, Tiancheng, Mr. Shi, RichWise, Ms. Zhuang and Haima with respect to the Company. This Schedule 13D represents the initial statement on Schedule 13D filed by Mr. Ding, Mr. Liu and Eagle Rise.

Item 1.	Security and Issuer

This Schedule 13D relates to the Company's ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). The address of the principal executive office of the Company is Unit F, 24/F, China Overseas Building, 139 Hennessy Road, Wanchai, Hong Kong.

Item 2.	Identity and Background

Item 2 is hereby supplemented as follows:

(a)	This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.

(b)	The business address of each of Mr. Ding is c/o No. 109, Qiancanggong Road, Huatingkou Village Chendai Town, Jinjiang City, Fujian Province, P.R.China.

The business address of each of Mr. Liu and Eagle Rise is c/o Room 2303, No. 12 Building, 6 Dingtaifenghua, Qianhai Road, Nanshan District,, Shenzhen, P.R.China.

(c)	Mr. Ding is the executive director of the Company. Mr. Liu is the sole shareholder and director of Eagle Rise.

Eagle Rise is an investment holding company.

(d)–(e)	During the last five years, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Mr. Ding and Mr. Liu is a citizen of the People’s Republic of China.

Eagle Rise is incorporated in the British Virgin Islands.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented as follows:

Pursuant to an agreement and plan of merger, dated as of December 2, 2013 (the “Merger Agreement”), by and among Pan Long Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Pan Long Investment Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Merger Sub”), and the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company (the “Merger”). The descriptions of the Merger and of the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 7.02, and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that approximately US$19.5 million will be required to pay the aggregate merger consideration pursuant to the Merger Agreement for the outstanding Ordinary Shares of the Company owned by shareholders of the Company other than certain shares owned by Mr. Lin, Tiancheng, Windtech, Wisetech, Richwise, Haima, Mr. Ding and Eagle Rise (collectively, the “Rollover Shareholders”)(the “Publicly Held Shares”). This amount includes Ordinary Shares owned by shareholders who may exercise their appraisal rights pursuant to the BVI Companies Act and related fees and expenses.

The financing for the transaction contemplated by the Merger Agreement will be obtained by Parent pursuant to an equity commitment letter, dated as of December 2, 2013 (the “Equity Commitment Letter”), by and between Parent and Mr. Lin, pursuant to which Mr. Lin will provide equity financing of approximately US$19.5 million to Parent. Mr. Lin has also entered into a limited guaranty in favor of the Company on the same date (the “Limited Guaranty”), to guarantee the due and punctual payment and discharge of an amount equal to certain payment obligations of Parent under the Merger Agreement. The descriptions of the Equity Commitment Letter and the Limited Guaranty are qualified in their entirety by reference to the Equity Commitment Letter and the Limited Guaranty, copies of which have been filed as Exhibit 7.03 and Exhibit 7.04. respectively, and are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, each of the Rollover Shareholders entered into a contribution agreement with Parent (the “Contribution Agreement”). Pursuant to the Contribution Agreement, (a) the Rollover Shareholders will exchange their Ordinary Shares of the Company for ordinary shares of Parent and has agreed to waive their right to the merger consideration and to continue to beneficially own certain of their Ordinary Shares following the Merger. The description of the Contribution Agreement is qualified in its entirety by reference to the Contribution Agreement, a copy of which has been filed as Exhibit 7.05 and are incorporated herein by reference in their entirety.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby supplemented as follows:

On December 2, 2013, the Company, Parent and Merger Sub entered into the Merger Agreement, pursuant to which and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company and the Company will continue as the surviving company. At the effective time of the Merger, each Publicly Held Share will be converted into the right to receive US$1.78 in cash, without interest. If the Merger is consummated, Ordinary Shares of the Company will no longer be traded on The NASDAQ Global Select Market and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the Reporting Persons. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders, who together own approximately 65.6% of the outstanding Ordinary Shares of the Company, entered into a voting agreement (the “Voting Agreement”) with Parent and the Company, pursuant to which the Rollover Shareholders have agreed, (a) when a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause their Ordinary Shares of the Company to be counted as present thereat for the purpose of establishing a quorum, and (b) to vote or cause to be voted at such meeting all their Ordinary Shares of the Company in favor of (i) the approval of the Merger Agreement and (ii) the approval of other actions contemplated by the Merger Agreement. The description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which have been filed as Exhibit 7.06 and is incorporated herein by reference in its entirety.

Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)–(b)	With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Persons may on the basis of the facts described elsewhere herein be considered to be a “group”. Each of (i) Mr. Lin, Ms. Chen and Tiancheng, (ii) Mr. Shi and RichWise, (iii) the NH Group, (iv) Ms. Zhuang and Haima, (v) Mr. Ding and (vi) Mr. Liu and Eagle Rise disclaim any membership or participation in a “group” with the other Reporting Persons and further disclaims beneficial ownership of any Ordinary Shares beneficially owned by the other Reporting Persons.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transactions in the Common Stock during the 60 days preceding the filing of this Schedule 13D.

(d)-(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On December 2, 2013, Parent, Merger Sub and the Company entered into the Merger Agreement. Concurrently with the execution of the Merger Agreement: (i) the Rollover Shareholders and Parent entered into the Contribution Agreement, (ii) the Rollover Shareholders, Parent and the Company entered into the Voting Agreement; and (iii) Mr. Lin issued a limited guaranty in favor of the Company.

The descriptions of the agreements listed in this Item 6 set forth in Item 3 and Item 4 of this Schedule 13D are incorporated by reference. The summaries of certain provisions of such agreements in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.02 through 7.06 and are incorporated herein by reference

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated December 4, 2013.

Exhibit 7.02:	Merger Agreement, by and among the Company, Parent and Merger Sub, dated December 2, 2013.

Exhibit 7.03:	Equity Commitment Letter, by and between Mr. Lin and Parent, dated December 2, 2013.

Exhibit 7.04:	Limited Guaranty, by Mr. Lin in favor of the Company, dated December 2, 2013.

Exhibit 7.05:	Contribution Agreement, by and between the Rollover Shareholders and Parent, dated December 2, 2013.

Exhibit 7.06:	Voting Agreement, by and among the Rollover Shareholders, Parent and the Company, dated December 2, 2013.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2013

Shuipan Lin

By: /s/ Shuipan Lin

Name: Shuipan Lin

Shuli Chen

By: /s/ Shuli Chen

Name: Shuli Chen

Tiancheng Int'l Investment Group Limited

By: /s/ Shuli Chen

Name: Shuli Chen

Title: Director

Windtech Holdings Limited

By: /s/ Wong Kok Wai

Name: Wong Kok Wai

Title: Director

Wisetech Holdings Limited

By: /s/ Wong Kok Wai

Name: Wong Kok Wai

Title: Director

New Horizon Capital III, L.P.

By New Horizon Capital Partners III, Ltd., its general partner

By: /s/ Yu Jianming

Name: Yu Jianming

Title: Director

New Horizon Capital, L.P.

By New Horizon Capital Partners, Ltd., its general partner

By: /s/ Yu Jianming

Name: Yu Jianming

Title: Director

New Horizon Capital Partners III, Ltd.

By: /s/ Yu Jianming

Name: Yu Jianming

Title: Director

New Horizon Capital Partners, Ltd.

By: /s/ Yu Jianming

Name: Yu Jianming

Title: Director

Victory Summit Investments Limited

By: /s/ Yu Jianming

Name: Yu Jianming

Title: Director

Jinlei Shi

By: /s/ Jinlei Shi

Name: Jinlei Shi

RichWise International Investment Group Limited

By: /s/ Jinlei Shi

Name: Jinlei Shi

Title: Director

Weixin Zhuang

By: /s/ Weixin Zhuang

Name: Weixin Zhuang

HK Haima Group Limited

By: /s/ Weixin Zhuang

Name: Weixin Zhuang

Title: Director

Dongdong Ding

By: /s/ Dongdong Ding

Name: Dongdong Ding

Zenghong Liu

By: /s/ Zenghong Liu

Name: Zenghong Liu

Eagle Rise Investments Limited

By: /s/ Zenghong Liu

Name: Zenghong Liu

Title: Director